Exhibit 99.1
For immediate release

IMI ANNOUNCES UNSOLICITED TAKEOVER OFFER FOR IBEX TECHNOLOGIES INC.

•	Premium of 45% for IBEX shareholders based on November 1, 2004 closing price; 52% premium based on 50-day weighted average trading price
•	Combined entity benefits from enhanced growth opportunities in the predictive medicine field
•	Strong strategic fit that adds technologies and facilities
•	Strengthens financial position for combined companies

Toronto, Ontario (November 2, 2004) ---- IMI International Medical Innovations Inc. (TSX: IMI, Amex: IME), a leader in predictive medicine, today announced an unsolicited offer to acquire all the outstanding common shares of IBEX Technologies Inc. (TSX: IBT). IBEX is a Montreal-based biotechnology company focused on using novel molecular biomarkers for the management of cancer and arthritis. This offer follows a direct approach by IMI to IBEX’s management and Board of Directors.

"IMI is a growth company focused on building a world class portfolio of predictive medicine technologies," said Dr. Brent Norton, President and Chief Executive Officer. "We are taking an important step today with a very attractive offer that will deliver strategic benefits and significant value for stakeholders of both companies."

"IBEX’s molecular biomarkers are an excellent fit with our own, and we intend to build the combined operations into a strong, dynamic and aggressive healthcare company with myriad growth opportunities," continued Dr. Norton.

"This transaction represents a win-win scenario for shareholders of IBEX and IMI. IBEX shareholders will benefit from an attractive premium, IMI’s strong balance sheet and a management team committed to financial prudence and operating and scientific excellence. Simply put, we are confident that a combination with IMI presents IBEX shareholders with the opportunity to unlock the full value of IBEX’s assets. IMI benefits from complementary technology, enhanced resources and the opportunity to diversify our operations."

Under the terms and subject to the conditions of the offer, IBEX common shareholders can elect to receive for each IBEX share either 0.1254 common shares of IMI or $0.42 in cash. Assuming that all of IBEX’s shares that are issued and outstanding as of November 1, 2004 are tendered to the offer, IMI will issue approximately two million shares and pay approximately $2.2 million in cash. If the total number of IBEX shareholders requesting cash exceeds the aggregate amount of cash IMI is offering then the cash payment will be made on a pro rata basis with the remaining amount payable in common shares of IMI.

The offer represents a premium of 52% to the weighted average trading price of IMI’s shares and IBEX’s shares for the 50 trading days ended November 1, 2004 of $3.39 and $0.28, respectively, on the TSX. Based upon the closing trading price of IMI’s shares on the Toronto Stock Exchange (TSX) on November 1, 2004, IMI’s offer represents a 45% premium. The offer is made only for IBEX shares and not for any options or other rights to acquire IBEX shares.

Using molecular biomarkers, IBEX develops novel diagnostics and therapeutics that focus on cancer and arthritis. According to IBEX’s financial statements, for the fiscal year ended July 31, 2004 IBEX had revenue of $1.6 million and a net loss of $2.9 million or ($0.14) per share. At July 31, 2004, IBEX had $11.3 million in cash, cash equivalents and marketable securities. Based on the most recently available public information, as of July 31, 2003 IBEX’s accumulated tax losses totaled $2.8 million.

Upon the successful completion of this transaction, management of IMI believes that shareholders of IBEX and IMI will benefit from:
•	A larger, stronger predictive medicine company with resources to expand initiatives and advance its portfolio of products;
•	The addition of IBEX’s proprietary technologies, which add to IMI’s existing skin cholesterol and cancer testing technologies;
•	Opportunities to broaden IMI’s strategic partnerships with additional predictive medicine technologies;
•	Improved utilization of IBEX’s facilities, which, subject to due diligence, could possibly be used to produce the reagents used in IMI’s assays as well as for processing IMI’s cancer tests for clinical trials; and,
•	Utilization of IBEX’s available accumulated government tax credits, which the combined entity will carry forward.

Documents relating to the offer are expected to be available to shareholders of IBEX within 10 business days. Completion of the offer is subject to various terms and conditions as will be outlined in the formal takeover bid offer.

This offer will be made only by the separate formal offer and takeover bid circular. This news release does not constitute an offer or solicitation in any jurisdiction. Any such offer or solicitation will be made only by formal offer and only in those jurisdictions where IMI may legally do so.

IMI has engaged Desjardins Securities to act as its financial advisor in connection with this transaction.

IMI International Medical Innovations will hold a conference call and webcast to discuss this offer tomorrow, November 3, 2004 at 10 a.m. ET. To listen to the call, please dial 416-640-4127 or 1-800-814-4857, or visit www.imimedical.com. A rebroadcast of the call will be available until November 10, 2004. Please dial 416-640-1917 or 1-877-289-8525 and enter the passcode 21100288#.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The Company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause IMI’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of IMI’s products, reliance on third-party manufacturers, the competitiveness of IMI’s products if successfully commercialized, the ability of IMI to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. While IMI routinely obtains patents for its products and technology, the protection offered by IMI’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

The following factors related to the business combination of IMI and IBEX could cause actual results to differ materially from the forward-looking statements: lack of Shareholder support for the Offer; the timing of the closing of the transaction, if approved by Shareholders; dilution; the businesses of IMI and IBEX may suffer due to uncertainty prior to completion of the transaction; the business of IMI and IBEX may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; changes in management and organizational structure; and the expected combination benefits from the IMI/IBEX transaction may not be fully realized nor realized within the expected time frame.

Investors should consult IMI’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

THE OFFER DESCRIBED ABOVE HAS NOT YET COMMENCED. AFTER WE  COMMENCE OUR OFFER, WE WILL FILE A TENDER OFFER STATEMENT AND REGISTRATION STATEMENT ON FORM F-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ EACH OF THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU CAN OBTAIN THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED WITH  THE SEC FOR FREE WHEN THEY ARE AVAILABLE ON THE SEC'S WEBSITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE. YOU CAN CALL US AT (416) 222-3449 OR WRITE TO US AT: 4211 YONGE STREET, SUITE 615, TORONTO, ONTARIO, CANADA, M2P 2A9, ATTENTION INVESTOR RELATIONS.

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For further information, please contact:

IMI International Medical Innovations Inc.
Ron Hosking, CFO
Sarah Borg-Olivier, Director, Communications
(416) 222-3449
sbolivier@imimedical.com

IMI’s U.S. Investor Relations Contact:
Jane Lin / John Nesbett
The Investor Relations Group
(212) 825-3210